TBB 6/25

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STATES
CHANGE COMMISSION
, D.C. 20549

04019706

OM 6/29

AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8 - 49278

RECEIVED JUN 24 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Q Prime Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

164 Gramercy Place
(No. and Street)

Glen Rock (City) NJ (State) ## (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Kiess (201) 612-1004
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seckendorf Stein & Hasson LLP
(Name -- *if individual, state last, first, middle name*)

3000 Marcus Avenue (Address) Lake Success (City) NY (State) 11042 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Kenneth Kiess, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Q Prime Inc, as of ____________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Sworn to and subscribed before me this 23 day of JUNE 20 04

Notary Public

JOHN B. SMYTHE
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES SEPT. 29, 2008

This report** contains (check all applicable boxes):

- [ ] (a) Facing page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECKENDORF STEIN & HASSON LLP

CERTIFIED PUBLIC ACCOUNTANTS

Bruce S. Seckendorf, CPA
Glenn R. Stein, CPA
David M. Hasson, CPA
Annmarie G. Aiken, CPA

3000 Marcus Avenue, Suite 3W4
Lake Success, NY 11042
(516) 488-8400
Fax: (516) 488-8487
www.sshcpas.com

June 22, 2004

NASD
New Jersey District Office
581 Main Street, 7th Floor
Woodbridge, New Jersey 07095
Attn: Mr. Michael Paulsen, Field Supervisor

Re: Q Prime Inc.

Dear Mr. Paulsen,

We are the accountants for the above referenced company. We are in receipt of your letter dated June 10, 2004 (copy enclosed), requesting an explanation for the reduction in net capital as of December 31, 2003.

Please note that although the reduction was very large in percentage terms, in real terms, or dollars, this was only a $1,518 reduction, which was strictly due to the operating loss incurred during 2003. The loss, although minimal, was largely due to higher administrative and overhead costs.

The Company is working to restore the net capital, and is confident that net capital will be sufficiently increased by year end 2004.

Since minimum capital is sufficient, and since the reduction in net capital is negligible in real terms, we are requesting that this matter be accepted as is. Please advise us if you require anything further.

Sincerely,

David M. Hasson, CPA

Cc: Q Prime, Inc.